Exhibit 99.1

News Release

www.srtelecom.com
For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

SR Telecom Enters into Letter of Intent for up to US$50 Million Senior Secured Credit Facility
Receives Purchase Orders Valued at Approximately CDN$10 Million from Major Latin American Telecommunications Operator and
New Orders from Indonesia Revises Q4 2004 Guidance

MONTREAL, January 19, 2005 - SR Telecom™ Inc. (TSX: SRX; Nasdaq: SRXA) announced today that it has entered into a non-binding Letter of Intent from a major U.S. lender, for a five-year revolving Senior Secured Credit Facility in an amount of up to US$50 million. The amount that may be drawn under the facility is limited to a borrowing base defined by percentages of qualifying receivables, inventory and the fair market value of the land and building owned by SR Telecom in Montreal. The facility will bear interest at floating rates related to LIBOR.

Completion of the Senior Secured Credit Facility is subject to a number of conditions, including satisfactory completion of due diligence, a concurrent issuance of equity and/or subordinated debt of no less than US$30 million, execution of satisfactory inter-creditor and subordination agreements with the lenders of our subsidiary, CTR, negotiation of satisfactory documentation and other conditions and covenants customary for a facility of this nature.

The Senior Secured Credit Facility is part of a broader comprehensive refinancing package, details of which will be announced in the coming weeks.

New Purchase Orders from Latin America
SR Telecom also announced today that it has received purchase orders valued at approximately CDN$10 million from a major telecommunications operator in Latin America. These orders are part of the previously announced frame contract under which the operator selected the SR500™ family of fixed wireless access systems.

Deliveries are scheduled to commence immediately.

The operator will deploy the networks throughout the country to provide urban-quality services to rural and remote communities. These include first-time residential services to some areas, an expanded payphone network and the introduction of broadband Internet services to the rural communities. Further deployment and expansion for this universal access program is expected to take place in 2005.

Additional airstar orders from Indonesia
SR Telecom further reported that it has received new orders valued at approximately CDN$1 million from PT Aplikanusa Lintasarta, the largest data and corporate network communications provider in Indonesia. These add-on orders are for a project that was initiated in September 2003. Lintasarta has selected the airstar™ wireless broadband solution to provide ATM, frame relay and clear channel services to its customers in the Java, Kalimantan and Sulawesi regions of Indonesia.

With these orders, Lintasarta will add airstar base stations and Customer Premises Equipment to its growing network of airstar systems. Deliveries are scheduled to commence immediately.

Revised Guidance
Because of unanticipated delays in receiving major purchase orders under existing frame contracts and the deferral of certain shipments of other orders into the first quarter of 2005, the Company is revising its previously announced guidance for the fourth quarter of fiscal 2004.

1 SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

The Company now expects that its consolidated revenues in the fourth quarter of fiscal 2004 will be in the range of $22 to $25 million. Moreover, the Company will not achieve break-even results in its core wireless business in the fourth quarter of 2004, and will generate a significant loss. Consolidated cash balances at year-end were approximately $6.9 million, of which approximately $1.9 million was restricted.

Due to anticipated demand under existing frame contracts and bids in progress and the deferral of certain contracts from 2004 into 2005, we are confident that the Company will achieve consolidated revenues in the range of $170 million to $200 million in 2005. However, the Company has also been adversely impacted by a reduction in the availability of supplier credit, which in turn has slowed raw material purchases and production. This production slowdown will have the effect of producing a significant EBITDA loss during the first quarter of 2005. Despite this loss, and contingent on the anticipated refinancing of the Company’s existing indebtedness in the near future, the Company expects to be in a position to increase production by the second quarter of 2005 and to realize consolidated EBITDA in the range of $15 million for fiscal 2005.

AboutSR500
The SR500 family of fixed wireless access systems enables operators to extend their reach and deliver a full range of tailor-made voice and data applications to end-users. The systems provide bandwidth-on-demand and allow service providers to offer bundled service packages to meet the various needs of their customers. The SR500 system can be deployed as a standalone wireless access technology or as an overlay network that complements narrowband wireless local loop networks.

About airstar
With product availability at 3.5, 10.5, 26 and 28 GHz, the advanced and adaptive airstar platform addresses the needs of service providers and carriers who offer metropolitan broadband connectivity services. airstar’s intelligent ATM-based technology optimizes spectrum use through packet-based dynamic bandwidth allocation, enabling it to handle a wide variety of services and provide on-demand bandwidth quickly, reliably and economically. airstar is also used for cellular transmission infrastructure applications and has been deployed in Europe, Asia, Latin America, the Middle East and North America.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide field-proven data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have helped to connect millions of people throughout the world.

A pioneer in the industry, SR Telecom works closely with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

Forward-Looking Statements
Except for historical information provided herein, this press release contains information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, the impact of advances in wireless technology, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results and that such differences may be significant. The Company expressly disclaims any obligation to update any forward-looking information.

SR TELECOM, SR500 and AIRSTAR are trademarks of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.

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SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783